15045412

Mail Processing Section

FEB 20 2015

Washington, DC 124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

tf 2/23/15

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Fidelity Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Classen Blvd.
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73106-6092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Williams 405-523-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

210 Park Avenue, Suite 2850 (Address) Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shirley Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Fidelity Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shirley Williams
Signature

Treasurer
Title

Karen Stafford
Notary Public

Commission No. 02019454
My Commission Expires Dec. 29, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Fidelity Securities, Inc.
A member of the American Fidelity Group
Member FINRA

AMERICAN FIDELITY SECURITIES, INC.'S EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2014 except as described below:

1.) In regards to the prompt transmittal of funds, on November 3, 2014 our bank experienced difficulty with its wire system and 4 of the 11 daily wires did not send until the next day, November 4, 2014 at 1:08 p.m.

2.) In regards to the prompt transmittal of funds, on December 17, 2014 our employee failed to complete the on-line wire transactions properly. The error was discovered the next day, on December 18, 2014, and the wires were sent at 1:04 p.m. on December 18, 2014.

American Fidelity Securities, Inc.

I, David M. Robinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: David M Robinson

David M. Robinson
Assistant Vice President
Chief Compliance Officer

January 30, 2015

T:\Legal\Share\David Robinson\AFS Ltr SEC DMR 1-30-15.doc

2000 CLASSEN BOULEVARD, SUITE 7N • OKLAHOMA CITY, OK 73106 • (405) 523-5869
E-MAIL: david.robinson@americanfidelity.com • FAX: (405) 416-7879

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 10, 2015

AMERICAN FIDELITY SECURITIES, INC.

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2014, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 10, 2015

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	995
Certificates of deposit, at cost, which approximate market		54,000
Accrued interest receivable		5
Commissions receivable		58,055
Total assets	$	113,055

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable – parent	$	54,153
Accounts payable – other		3,902
Total liabilities		58,055
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		45,000
Total stockholder's equity		55,000
Total liabilities and stockholder's equity	$	113,055

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2014

Revenue:		
Commissions and fees	$	1,346,074
Interest		107
		1,346,181
Expenses:		
Commissions and fees		1,075,813
Regulatory fees and expenses		200,890
Other operating expenses		69,478
		1,346,181
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2013	$	10,000	45,000	—	55,000
Net income		—	—	—	—
Balance, December 31, 2014	$	10,000	45,000	—	55,000

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash used in operating activities:		
Increase in accrued interest receivable		(1)
Increase in commissions receivable		(5,630)
Increase in liabilities		5,630
Net cash used in operating activities		(1)
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		108,000
Purchases of certificates of deposit		(108,000)
Net decrease in cash		(1)
Cash, beginning of year		996
Cash, end of year	$	995

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Notes to Financial Statements

December 31, 2014

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA. The Company also acts as the broker-dealer for other affiliated and nonaffiliated entities.

Under terms of a management agreement with AFA, the Company earns commissions by selling variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred not to exceed net earnings by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue. AFA charged the Company commissions and fees, and other operating expenses of $1,075,813 and $69,478, respectively, in 2014.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less.

(d) Investments

The Company groups its financial assets measured at fair value in three levels, based on inputs and assumptions used to determine the fair value. These levels are: Level 1 – quoted prices in active markets for identical securities. Level 2 – other significant observable inputs. Level 3 – significant unobservable inputs. The Company's certificates of deposit are carried at cost, which approximates fair value due to the short period of time to maturity, and are considered a Level 2 measurement.

(e) Revenue

Commissions and fees are recorded on a trade-date basis or earned over the service period. Commissions and fees from the Funds and affiliates were $1,075,813 and $270,261 from other entities for a total of $1,346,074 in 2014.

(f) ***Income Taxes***

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in the American Fidelity Corporation and Subsidiaries consolidated federal income tax return.

The Company recognizes and measures unrecognized tax positions in accordance with Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company has no unrecognized tax positions at December 31, 2014.

As of December 31, 2014, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

The tax years 2011 through 2014 remain open to examination by the major taxing jurisdictions to which the Company is subject. The Company is not currently under examination by any taxing authority and does not expect any material changes to its unrecognized tax positions within the next twelve months.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $23,336 as of December 31, 2014.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission is available at the Company's office and the regional office of the Securities and Exchange Commission in New Orleans, Louisiana.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2014.

(4) Rule 15c3-3

The Company identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(1). Under this exemption, the *Computation for Determining Reserve Requirements and Information Relating to the Possession or Control Requirements* are not required.

(5) Commitments and Contingencies

The Company is a party to various legal actions arising in the normal course of business. None of the actions in management's opinion involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

(6) Subsequent Events

The Company has evaluated subsequent events through February 10, 2015, the date the financial statements were available to be issued.

Schedule I

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

Computation of net capital:		
Total stockholder's equity	$	55,000
Total stockholder's equity qualified for net capital		55,000
Total capital		55,000
Deductions:		
Nonallowable receivables		31,664
Net capital		23,336
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	18,336
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum net capital)	$	17,336
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	58,055
Percentage of aggregate indebtedness to net capital		249%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing as of December 31, 2014.

See accompanying report of independent registered public accounting firm.

Schedule II

AMERICAN FIDELITY SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

AMERICAN FIDELITY SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2014

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

American Fidelity Securities, Inc.
A member of the American Fidelity Group
Member FINRA

AMERICAN FIDELITY SECURITIES, INC.'S EXEMPTION REPORT

American Fidelity Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(1). The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2014 except as described below:

1.) In regards to the prompt transmittal of funds, on November 3, 2014 our bank experienced difficulty with its wire system and 4 of the 11 daily wires did not send until the next day, November 4, 2014 at 1:08 p.m.

2.) In regards to the prompt transmittal of funds, on December 17, 2014 our employee failed to complete the on-line wire transactions properly. The error was discovered the next day, on December 18, 2014, and the wires were sent at 1:04 p.m. on December 18, 2014.

American Fidelity Securities, Inc.

I, David M. Robinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
David M. Robinson
Assistant Vice President
Chief Compliance Officer

January 30, 2015

T:\Legal\Share\David Robinson\AFS Ltr SEC DMR 1-30-15.doc

2000 CLASSEN BOULEVARD, SUITE 7N • OKLAHOMA CITY, OK 73106 • (405) 523-5869
E-MAIL: david.robinson@americanfidelity.com • FAX: (405) 416-7879

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 10, 2015

KPMG

American Fidelity Securities, Inc.

December 31, 2014

KPMG

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Telephone +1 405 239 6411
Fax +1 405 552 3846
Internet www.us.kpmg.com

February 10, 2015

The Board of Directors
American Fidelities Securities, Inc.
Oklahoma City, Oklahoma

Ladies and Gentlemen:

We have audited the financial statements and schedule of American Fidelity Securities, Inc. (the Company) as December 31, 2014 and for the year then ended, and expect to issue our report thereon under date of February 10, 2015. Under our professional standards, we are providing you with the accompanying information related to the conduct of our audit.

Our Responsibility under Professional Standards

We are responsible for forming and expressing an opinion about whether the financial statements, that have been prepared by management with the oversight of the board of directors, are presented fairly, in all material respects, in conformity with U.S. generally accepted accounting principles. We have a responsibility to perform our audit of the financial statements in accordance with professional standards. In carrying out this responsibility, we planned and performed the audit to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether caused by error or fraud. Because of the nature of audit evidence and the characteristics of fraud, we are to obtain reasonable, not absolute, assurance that material misstatements are detected. We have no responsibility to plan and perform the audit to obtain reasonable assurance that misstatements, whether caused by error or fraud, that are not material to the financial statements are detected. Our audit does not relieve management or the board of directors of their responsibilities.

In addition, in planning and performing our audit of the financial statements, we considered internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

We also have a responsibility to communicate significant matters related to the financial statement audit that are, in our professional judgment, relevant to the responsibilities of the board of directors in overseeing the financial reporting process. We are not required to design procedures for the purpose of identifying other matters to communicate to you.

KPMG

Accounting Practices and Alternative Treatments

Significant Accounting Policies

The significant accounting policies used by the Company are described in note 1 to the financial statements.

Significant Unusual Transactions

We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Qualitative Aspects of Accounting Practices

We have discussed with audit committee and management our judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. The discussions generally included such matters as the consistency of the Company's accounting policies and their application, and the understandability and completeness of the Company's financial statements, which include related disclosures.

Financial Statement Presentation

We have evaluated whether the presentation of the financial statements and the related disclosures report fairly in all material respects in conformity with the applicable financial reporting framework and will report our conclusion in the auditors' report.

Management Judgments and Accounting Estimates

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.

Uncorrected and Corrected Misstatements

Uncorrected Misstatements

In connection with our audit of the Company's financial statements, we did not identify any uncorrected misstatements in the financial statements that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process.

Corrected Misstatements

In connection with our audit of the Company's financial statements, we proposed no corrections of the financial statements that could, in our judgment, either individually or in the aggregate, have a significant effect on the Company's financial reporting process.

Difficult or Contentious Matters for which we Consulted

There were no difficult or contentious matters for which we consulted outside of the engagement team and that we reasonably determined are relevant to the audit committee's oversight of the financial reporting process.

Management's Consultation with Other Accountants

To the best of our knowledge, management has not consulted with or obtained opinions, written or oral, from other independent accountants during the year ended December 31, 2014.

Significant Issues Discussed, or Subject to Correspondence, with Management

Major Issues Discussed with Management prior to Retention

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with you and management each year prior to our retention by you as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Material Written Communications

Attached to this letter please find copies of the following material written communications between management and us:

1. Engagement letter;
2. Management representation letter; and
3. Review report on the assertions made by the Company in its exemption letter.

Significant Difficulties Encountered during the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Independence

Our professional standards and other regulatory requirements specify that we communicate to you in writing, at least annually, all independence-related relationships between our firm and the Company and persons in a financial reporting oversight role at the Company and provide confirmation that we are independent accountants with respect to the Company.

We are not aware of any additional independence-related relationships between our firm and the Company and persons in a financial reporting oversight role at the Company that may reasonably be thought to bear on independence other than the professional services that have been provided to the Company, which are summarized below.

KPMG

We have summarized the fees paid or payable to our firm relating to our audit of the 2014 financial statements and the fees for other professional services billed in 2014:

Audit:		
December 31, 2014 American Fidelity Securities, Inc. financial statement audit	$	8,000
All other services:		
Review of the Company's Exemption Report filed pursuant to SEC Rule 17a-5 as of December 31, 2014	$	2,000–4,500

Confirmation of Audit Independence

We hereby confirm that as of February 10, 2015, we are independent accountants with respect to the Company under PCAOB Rule 3520 and all other relevant professional and regulatory standards.

KPMG's System of Quality Control and Related Matters

The enclosed document titled *KPMG-Our System of Quality Controls*, including the attached addendum, is being provided to communicate to you matters related to KPMG's system of quality control.

****

This letter to the board of directors is intended solely for the information and use of the board of directors and management and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

KPMG

KPMG LLP
210 Park Avenue, Suite 2850
Oklahoma City, OK 73102-5683

Telephone +1 405 239 6411
Fax +1 405 552 3846
Internet www.us.kpmg.com

COPY

September 8, 2014

Mr. Greg Allen
Chair of the Audit Committee of
American Fidelity Assurance Company
(parent and acting audit committee of
American Fidelities Securities, Inc.)
2000 Classen Boulevard
Oklahoma City, Oklahoma 73106

Attention: Mr. Greg Allen, *Chair of the Audit Committee*

This letter (the Engagement Letter) confirms our understanding of our engagement to provide professional services to American Fidelity Securities, Inc. (the Company).

Objectives and Limitations of Services

Audit Services

We will perform an audit of the Company's financial statements. Based on our audit, we will issue a written report on the Company's financial statements as set forth in Appendix I, and the supplemental information that accompanies the financial statements, all of which are to be included in the financial report (the Financial Report) to be filed by the Company in accordance with Rule 17a-5 under the Securities Exchange Act of 1934 (the Exchange Act).

We have the responsibility to conduct and will conduct the audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), with the objective of expressing an opinion as to whether the presentation of the financial statements conforms with U.S. generally accepted accounting principles.

In conducting the audit, we will perform tests of the accounting records and such other procedures, as we consider necessary in the circumstances, to provide a reasonable basis for our opinion on the financial statements. We also will assess the accounting principles used and significant estimates made by management, and evaluate the overall financial statement presentation.

Our audit of the financial statements is planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Although not absolute assurance, reasonable assurance is a high level of assurance. Absolute assurance is not attainable because of the nature of audit evidence and the characteristics of fraud. Therefore, there is a risk that material errors, fraud (including fraud that may be an illegal act), and other illegal acts may exist and not be detected by an audit of

financial statements performed in accordance with the standards of the PCAOB. Also, an audit is not designed to detect errors or fraud that are immaterial to the financial statements.

We will also perform audit procedures and report on the supplemental information that accompanies the financial statements in the Financial Report, as required by Rule 17a-5 under the Exchange Act. Our objective in reporting on this supplemental information is to obtain sufficient appropriate audit evidence to express an opinion on whether the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

The supplemental information accompanying the financial statements will be subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures will include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we will evaluate whether the supplemental information, including its form and content, is presented in conformity with SEC regulatory requirements.

Subject to the remainder of this paragraph, we will issue a written report upon completion of our audit of the Company's financial statements addressed to the board of directors of the Company. Our report will be in a form that is in accordance with the published rules and regulations of the SEC and the standards of the PCAOB. We cannot provide assurance that an unqualified opinion will be expressed. Circumstances may arise in which it is necessary for us to modify our report or withdraw from the engagement. If, during the performance of our audit, circumstances arise which make it necessary to modify our report or withdraw from the engagement, we will communicate to the audit committee our reasons for modification or withdrawal. Similarly, if during performance of our review procedures we become aware of matters that make it necessary to modify our report or withdraw from the engagement, we will discuss such matters with management and, if appropriate, communicate such matters to the audit committee.

While our report may be sent to the Company electronically for your convenience, only the hard copy report is to be relied upon as our work product.

Internal Control over Financial Reporting

In planning and performing our audit of the financial statements, we will consider the Company's internal control over financial reporting in order to determine the nature, timing, and extent of our audit procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control over financial reporting.

The objective of our audit of the financial statements is not to report on the Company's internal control over financial reporting and we are not obligated to search for material weaknesses or significant deficiencies as part of our audit of the financial statements. A material weakness in internal control over financial reporting is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

Review Engagement Regarding Exemption Report of American Fidelity Securities Inc. Pursuant to SEC Rule 17a-5

As required by SEC Rule 17a-5, Reports to be Made by Certain Brokers and Dealers, we will conduct a review of the statements made by the Company included in its Exemption Report, as defined in paragraph (d)(4) of SEC Rule 17a-5, that:

1. The Company identified the following provisions of 17 C.F.R. §§ 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §§ 240.15c3-3 paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934 (exemptive provisions);

2. The Company met the exemptive provisions throughout the most recent fiscal year without exception or except as described in its Exemption Report, and;

3. If applicable, the Company identified each exception during the most recent fiscal year in meeting the exemptive provisions and briefly described the nature of each exception and the approximate date(s) on which the exceptions existed.

We will conduct our review in accordance with the standards of the PCAOB with the objective to determine whether, based upon the results of our review procedures, we are aware of any material modifications that should be made to the Company's statements in its Exemption Report for those statements to be fairly stated, in all material respects. Our procedures will be substantially less in scope than an examination, the objective of which is the expression of an opinion on the Company's Exemption Report. Accordingly, we will not express such an opinion. Our report will be addressed to the board of directors of the Company.

The Company agrees that all records, documentation, and information we request in connection with our review will be made available to us, that all material information relevant to its statements will be disclosed to us, and that we will have full cooperation of the Company's personnel. At the conclusion of the engagement, management agrees to supply us with a representation letter that, among other things, will confirm management's responsibility for compliance with the identified exemptive provisions throughout the year and the statements included in the Exemption Report, and that all records, documentation, and information relevant

to these statements have been made available to us. The written representations, specific inquiries of management, and the results of our other review procedures comprise the evidential matter we will rely upon in providing the limited assurance of a review of the Company's Exemption Report.

Our Responsibility to Communicate with the Audit Committee

While the objective of our audit of the financial statements is not to report on the Company's internal control and we are not obligated to search for material weaknesses or significant deficiencies in internal control over financial reporting as part of our audit of the financial statements, we will communicate material weaknesses or significant deficiencies in internal control over financial reporting to the audit committee to the extent they come to our attention.

We will report to the audit committee the following matters prior to the issuance of our audit report:

- An overview of our overall audit strategy, timing of the audit and the significant risks identified during our risk assessment procedures.

- Management's initial selection of, or changes in, significant accounting policies or the application of such policies in the current period; and the effect on financial statements or disclosures of significant accounting policies in controversial areas or areas for which there is a lack of authoritative guidance or consensus, or diversity in practice.

- All critical accounting policies and practices to be used, including the reasons certain policies and practices are considered critical; and how current and anticipated future events might affect the determination of whether certain policies and practices are considered critical.

- A description of the process management used to develop critical accounting estimates, management's significant assumptions used in critical accounting estimates that have a high degree of subjectivity, and any significant changes management made to the process used to develop critical accounting estimates or management's significant assumptions, including a description of management's reasons for the changes and the effects of the changes on the financial statements.

- Significant transactions that are outside of the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size, or nature; and the policies and practices used to account for significant unusual transactions, and our understanding of the business rationale for significant unusual transactions.

- Our evaluation of the quality of the Company's financial reporting.

KPMG

- All material weaknesses and significant deficiencies in internal control over financial reporting identified during the audit. If a material weakness or significant deficiency exists because of the oversight of the Company's external financial reporting and internal control over financial reporting by the audit committee, we report such deficiency in writing to the board of directors.

- Any exceptions to the exemptive provisions of Rule 15c3-3 identified by us and information that causes the Company's statements about the exemptive provisions not to be fairly stated, in all material respects.

- Corrected misstatements arising from the audit and the implications that such corrected misstatements might have on the Company's financial reporting process. In this context, corrected misstatements are proposed corrections of the financial statements that were recorded by management and, in our judgment, may not have been detected except through the auditing procedures performed.

- Uncorrected misstatements aggregated during the current engagement and pertaining to the latest period presented that were determined by management to be immaterial, both individually and in aggregate.

- Corrected and uncorrected misstatements regarding the supplemental information identified during performance of audit procedures on the supplemental information and in the audit of the financial statements.

- All relationships between KPMG LLP (KPMG) and its related entities and the Company and its related entities or persons in financial reporting oversight roles at the Company that may reasonably be thought to bear on independence.

- Other matters required to be communicated by the standards of the PCAOB or that are deemed by us to be significant to the oversight of the Company's financial reporting process.

We will also read minutes, if any, of relevant committee meetings for consistency with our understanding of the communications made to the audit committee and determine that the audit committee has received copies of all material written communications between ourselves and management. We will also determine that the audit committee has been informed of (i) the initial selection of, or the reasons for any change in, significant accounting policies or their application during the period under audit, (ii) the methods used by management to account for significant unusual transactions, (iii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus and (iv) our communication to management of all deficiencies in internal control over financial reporting, identified during the audit and not previously communicated in writing by us or others, including internal auditors or others within the Company.

To the extent that they come to our attention, we will inform the appropriate level of management about any illegal acts, unless they are clearly inconsequential, material errors in the financial statements and any instances of fraud. Further, to the extent they come to our attention, we also will communicate directly to the audit committee illegal acts unless they are clearly inconsequential, material errors in the financial statements and any instances of fraud that involve senior management or that, in our judgment, cause a material misstatement of the financial statements.

In addition, if we become aware of information that relates to the financial statements and/or the Exemption Report after we have issued our reports, but which was not known to us at the date of our reports, and which is of such a nature and from such a source that we would have investigated that information had it come to our attention during the course of our audit and/or review procedures, we will, as soon as practicable; (1) communicate such an occurrence to the audit committee; and (2) undertake an investigation to determine whether the information is reliable and whether the facts existed at the date of our reports. Further, management agrees that in conducting that investigation, we will have the full cooperation of the Company's personnel. If the subsequently discovered information is found to be of such a nature that (a) our reports would have been affected if the information had been known as of the date of our reports and (b) we believe that the reports are currently being relied upon or are likely to be relied upon by someone who would attach importance to the information, appropriate steps will be taken by KPMG and expected from the Company to prevent further reliance on our reports. Such steps include appropriate disclosures by the Company of the newly discovered facts and the impact to the financial statements and the Exemption report.

Our Responsibility to Communicate with Management

We will report to management the following matters prior to the issuance of our audit report on the financial statements and our review report on management's exemption report:

- All material weaknesses and significant deficiencies in internal control over financial reporting identified during the audit.

- Any exceptions to the exemptive provisions of Rule 15c3-3 identified by us and information that causes the Company's statements about the exemptive provisions not to be fairly stated, in all material respects.

- Accumulated misstatements regarding the supplemental information to provide management with an opportunity to correct them.

Management Responsibilities

The management of the Company is responsible for the fair presentation, in accordance with U.S. generally accepted accounting principles, of the financial statements, including disclosures and supplemental information accompanying the financial statements, and all representations

contained therein. Management is also responsible for the statements made by the Company in its Exemption Report. Management also is responsible for identifying and ensuring that the Company complies with laws and regulations applicable to its activities, and for informing us of any known material violations of such laws and regulations. Management also is responsible for preventing and detecting fraud, including the design and implementation of programs and controls to prevent and detect fraud, for adopting sound accounting policies, and for establishing and maintaining effective internal controls and procedures for financial reporting to maintain the reliability of the financial statements and to provide reasonable assurance against the possibility of misstatements that are material to the financial statements. Management is also responsible for informing us, of which it has knowledge, of all deficiencies in the design or operation of such controls. The audit of the financial statements does not relieve management or those charged with governance of their responsibilities.

Management of the Company also agrees that all records, documentation, and information we request in connection with our audit will be made available to us, that all material information will be disclosed to us, and that we will have the full cooperation of the Company's personnel. As required by the standards of the PCAOB, we will make specific inquiries of management about the representations embodied in the financial statements and the effectiveness of internal control over financial reporting, and obtain a representation letter from management about these matters. The responses to our inquiries, the written representations, and the results of audit tests, among other things, comprise the evidential matter we will rely upon in forming an opinion on the financial statements.

Management acknowledges and understands its responsibility for the preparation of the supplemental information required by Rule 17a-5 under the Exchange Act in accordance with applicable regulations and will provide us with written representations with respect to such supplemental information. Management also acknowledges that it will include our auditors' report on the supplemental information in any document that contains the supplemental information and that indicates that we have reported on such supplemental information. Management also acknowledges that it will present the supplemental information with the audited financial statements or, if the supplemental information will not be presented with the audited financial statements, to make the audited financial statements readily available to the intended users of the supplemental information no later than the date of issuance by the Company of the supplemental information and our auditors' report thereon.

Management is responsible for adjusting the financial statements to correct material misstatements and for affirming to us in the representation letter that the effects of any uncorrected misstatements aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements being reported upon, taken as a whole.

Notification Requirements under Rule 17a-5

Management of the Company acknowledges the notification requirements under Rule 17a-5. Specifically, pursuant to paragraph (h) of Rule 17a-5 under the Exchange Act, we are required to immediately notify management (specifically the Chief Financial Officer) of the nature of any noncompliance with the Financial Responsibility Rules. Management, in turn, is required to provide the SEC and the DEA with notice if the noncompliance requires notice under Rule 15c3-1, Rule 15c3-3, or Rule 17a-11. The Company will provide a copy of the notification to us within one business day and, if we do not receive the notice or we do not agree with any statements in the notice, we have responsibility to provide a report to the SEC and the Company's DEA within one business day.

Dispute Resolution

Any dispute or claim arising out of or relating to this Engagement Letter or the services provided hereunder, or any other audit or attest services provided by or on behalf of KPMG or any of its subcontractors or agents to the Company or at its request, shall be submitted first to nonbinding mediation (unless either party elects to forego mediation by initiating a written request for arbitration) and if mediation is not successful within 90 days after the issuance by one of the parties of a request for mediation then to binding arbitration in accordance with the Rules for Non-Administered Arbitration of the International Institute for Conflict Prevention and Resolution (CPR Arbitration Rules). Any issue concerning the extent to which any dispute is subject to arbitration, or any dispute concerning the applicability, interpretation, or enforceability of these dispute resolution procedures, including any contention that all or part of these procedures is invalid or unenforceable, shall be governed by the Federal Arbitration Act and resolved by the arbitrators. By operation of this provision, the parties agree to forego litigation over such disputes in any court of competent jurisdiction.

Mediation, if selected, may take place at a location to be designated by the parties using Mediation Procedures of the International Institute for Conflict Prevention and Resolution, with the exception of paragraph 2 (Selecting the Mediator). Arbitration shall take place in New York, New York. The arbitration panel shall have no power to award nonmonetary or equitable relief of any sort except as provided in CPR Rule 13 (Interim Measures of Protection). Damages that are inconsistent with any applicable agreement between the parties or that are not measured by the prevailing party's actual damages shall be unavailable in arbitration or any other forum. For the sake of clarity the preceding sentence is not intended to prohibit any claim for punitive damages. In no event, even if any other portion of these provisions is held to be invalid or unenforceable, shall the arbitration panel have power to make an award or impose a remedy that could not be made or imposed by a court deciding the matter in the same jurisdiction.

Either party may seek to enforce any written agreement reached by the parties during mediation, or to confirm and enforce any final award entered in arbitration, in any court of competent

jurisdiction. Notwithstanding the agreement to such procedures, either party may seek equitable relief to enforce its rights in any court of competent jurisdiction.

Other Matters

All disputes with regard to, arising out of, or relating to services provided pursuant to this Engagement Letter (whether based in contract, tort, statute, regulation, or otherwise and whether pending in court or in an arbitral forum) shall be governed by and construed in accordance with the substantive and procedural laws of the State of New York, including without limitation, its statutes of limitations, without regard to the conflict of laws provisions of New York or any other state or jurisdiction.

This letter shall serve as the Company's authorization for the use of e-mail and other electronic methods to transmit and receive information, including confidential information, between KPMG and the Company and between KPMG and outside specialists or other entities engaged by either KPMG or the Company. The Company acknowledges that e-mail travels over the public Internet, which is not a secure means of communication and, thus, confidentiality of the transmitted information could be compromised through no fault of KPMG. KPMG will employ commercially reasonable efforts and take appropriate precautions to protect the privacy and confidentiality of transmitted information.

Further, for purposes of the services described in this letter only, the Company hereby grants to KPMG a limited, revocable, nonexclusive, nontransferable, paid up and royalty-free license, without right of sublicense, to use all logos, trademarks and service marks of the Company solely for presentations or reports to the Company or for internal KPMG presentations and intranet sites.

KPMG is a limited liability partnership comprising both certified public accountants and certain principals who are not licensed as certified public accountants. Such principals may participate in the engagements to provide the services described in this letter.

KPMG uses the services of KPMG controlled entities, KPMG member firms and/or third party service providers to provide professional services and administrative, analytical and clerical support. These parties may have access to certain of your information with the understanding that the confidential information will be maintained under information controls providing equivalent protection as our own. You also understand and agree that KPMG aggregates your information with information from other sources for the purpose of improving audit quality and service, and for use in presentations to clients and nonclients in a form where it is sufficiently de-identified so as not to be attributable to the Company or where the Company could be identified as a source of the information.

The Company agrees to provide prompt notification if the Company is or becomes subject to the laws of a foreign jurisdiction that require regulation of any securities issued by the Company.

The Company further agrees to provide prompt notification of any action or transaction that results in any entities or persons becoming affiliates of the Company; for the purpose of this sentence, the term "affiliate" has the meaning given it under Regulation S-X of the Securities and Exchange Commission (17 CFR § 210.1-02).

To assist you in facilitating your ability to demonstrate compliance with the privacy requirements of Title V of the Gramm-Leach-Bliley Act, KPMG agrees that the following will apply to the terms of the engagement to provide professional services to the Company as contemplated by the Engagement Letter in so much as such services pertain to our access to information about the Company's customers:

a. As used herein, the term Customer Information shall mean any "nonpublic personal information" about the "customers" and "consumers" (as those terms are defined in Title V of the Gramm-Leach-Bliley Act and the privacy regulations adopted thereunder) of the Company.

b. KPMG hereby agrees that, except as may be reasonably necessary in the ordinary course of business to carry out the activities to be performed by it under the Engagement Letter or as may be required by law or legal process or professional standards applicable to certified public accountants, it will not disclose any Customer Information to any third party other than our affiliates or the Company.

c. KPMG hereby agrees that it will not use any Customer Information other than to carry out the purposes for which the Company disclosed such Customer Information unless such other use is (i) expressly permitted by a written agreement executed by the Company, or (ii) required by law or legal process or professional standards applicable to certified public accountants.

d. KPMG agrees to take reasonable measures no less than those that it takes to safeguard its own confidential information, designed to ensure the security and confidentiality of all Customer Information to protect against anticipated threats or hazards to the security or integrity of such Customer Information, and to protect against unauthorized access to or use of such Customer Information.

Access to Audit Documentation by Regulators and Others

The audit documentation for this engagement is the property of KPMG. In the event KPMG is requested pursuant to subpoena or other legal process to produce its documents and/or testimony relating to this engagement for the Company in judicial or administrative proceedings to which KPMG is not a party, the Company shall reimburse KPMG at standard billing rates for its professional time and expenses, including reasonable attorney's fees, incurred in responding to such requests.

KPMG

We may also be requested to make certain audit documentation available to the PCAOB and state, federal, and foreign regulators pursuant to authority provided by law or regulation. If so requested, access to such audit documentation will be provided. Furthermore, the PCAOB and state, federal, and foreign regulators may obtain copies of selected audit documentation. The PCAOB and such regulators may intend, or decide, to distribute the copies or information contained therein to others, including the SEC and other government agencies. We agree to communicate to you on a timely basis any requests by the PCAOB for access to the audit documentation as part of its inspection process and when it desires direct contact with members of the audit committee.

Additional Reports and Fees for Services

Appendix I to this letter lists the reports we will issue as part of this engagement and our fees for professional services to be performed under this letter.

In addition, fees for any special audit-related projects, such as research and/or consultation on special business or financial issues, will be billed separately from the audit fees for professional services set forth in Appendix I and may be subject to written arrangements supplemental to those in this letter.

* * * * * * *

Our engagement herein is for the provision of annual audit services for the financial statements and for the periods described in Appendix I, and it is understood that such services are provided as a single annual engagement. Pursuant to our arrangement as reflected in this letter, we will provide the services set forth in Appendix I as a single engagement for each of the Company's subsequent fiscal years until either the audit committee or we terminate this agreement, or mutually agree to the modification of its terms. The fees for each subsequent year will be annually subject to negotiation and approval by the management of the Company.

We shall be pleased to discuss this letter with you at any time. For your convenience in confirming these arrangements, we enclose a copy of this letter. Please sign and return it to us to indicate your acknowledgement of, and agreement with, the arrangements for our audit of the financial statements and the supplemental information, and our review of the Exemption Report, including our respective responsibilities.

Very truly yours,

Keith J. Schwarz

Keith J. Schwarz
Partner

KPMG

Mr. Greg Allen
American Fidelity Assurance Company
September 8, 2014
Page 12 of 12

ACCEPTED

American Fidelity Securities, Inc.

____
Authorized Signature

____
Title

9-8-14
____
Date

Appendix I

Fees for Services

Based upon our discussions with and representations of management, our fees for services we will perform are estimated as follows:

• Audit of the statement of financial condition of the Company of December 31, 2014, the related statement of income, stockholders' equity, and cash flows for the year ended December 31, 2014 and the related notes to the financial statements and the related supplemental information	$	8,000
• Review of the Company's Exemption Report filed pursuant to SEC Rule 17a-5 as of December 31, 2014		$2,000 – $4,500

The above estimates are based on the level of experience of the individuals who will perform the services. In addition, expenses are billed for reimbursement as incurred. Expenses for items such as travel, telephone, postage, and typing, printing, and reproduction of financial statements will be billed separately, not to exceed 5% of total audit fees, for the Company. Circumstances encountered during the performance of these services that warrant additional time or expense could cause us to be unable to deliver them within the above estimates. We will endeavor to notify you of any such circumstances as they are assessed.

Where KPMG is reimbursed for expenses, it is KPMG's policy to bill clients the amount incurred at the time the good or service is purchased. If KPMG subsequently receives a volume rebate or other incentive payment from a vendor relating to such expenses, KPMG does not credit such payment to the client. Instead, KPMG applies such payments to reduce its overhead costs, which costs are taken into account in determining KPMG's standard billing rates and certain transaction charges which may be charged to clients.

American Fidelity Securities, Inc.
A member of the American Fidelity Group
Member FINRA

February 10, 2015

KPMG LLP
210 Park Avenue
Suite 2850
Oklahoma City, OK 73102

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2014, the related statements of income, stockholder's equity and cash flows for the year then ended, and the supplemental information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) as of December 31, 2014, and the related notes to the financial statements. We understand that your audit was made for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with U.S generally accepted accounting principles, and whether the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

We also are providing this letter in connection with your engagement to review the statements made by the Company included in our Exemption Report prepared pursuant to paragraph (d)(4) of SEC Rule 17a-5.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 10, 2015, the following representations made to you during your audit and review engagement:

1. The financial statements and supplemental information referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:

    a. Communications from regulatory agencies about noncompliance with, or deficiencies in, financial reporting practices, or other matters that could have a material adverse effect on the financial statements or supplemental information.

    b. Agreements with regulatory agencies that have a material effect on the financial statements and/or supplemental information, and review.

4. There are no:

    a. Violations or possible violations of laws or regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 450, *Contingencies.*

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC Topic 450, *Contingencies.*

    d. Material transactions that have not been properly recorded in the accounting records underlying the financial statements and/or supplemental information.

e. Events that have occurred subsequent to December 31, 2014 and through the date of this letter that would require adjustment to or disclosure in the financial statements and/or supplemental information.

5. There are no uncorrected or corrected misstatements related to the financial statements and supplemental information summarized in the accompanying schedule.

6. We acknowledge our responsibility for the design, implementation, and maintenance of programs and controls to prevent and detect fraud; for adopting sound accounting policies; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements and supplemental information and to provide reasonable assurance against the possibility of misstatements that are material to the financial statements and supplemental information, whether due to error or fraud. We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets.

   Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with U.S. generally accepted accounting principles.

7. With respect to the supplemental information referred to above in the introductory paragraph:

   a. We acknowledge our responsibility for the fair presentation of the supplemental information, including its form and content, in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 (SEC Rule 17a-5);

   b. We believe the supplemental information, including its form and content, is fairly stated, in all material respects;

   c. The methods of measurement or presentation of the supplemental information have not changed from those used in the prior period;

   d. The supplemental information complies, in all material respects, with SEC Rule 17a-5;

e. We acknowledge that we will present the supplemental information with the audited financial statements.

8. There are no deficiencies, significant deficiencies, or material weaknesses in the design or operation of internal control over financial reporting. We have applied the definition of a "deficiency," "significant deficiency," and a "material weakness" in accordance with the definitions in the applicable auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB).

9. We acknowledge our responsibility for compliance with the identified exemption provisions of SEC Rule15c3-3(k) throughout the fiscal year.

10. We have performed an evaluation of (1) our compliance with the identified exemption provisions, and (2) our controls for ensuring compliance and detecting noncompliance with the identified exemption provisions.

11. We are responsible for the following statements included in our Exemption Report:

    a. The Company identified the following provisions of SEC Rule15c3-3(k) under which the Company claimed an exemption from SEC Rule 15c3-3: (k)– (1) (the exemption provisions);

    b. We met the exemption provisions throughout the most recent fiscal year except the following as disclosed in the Exemption Report:

        1. On November3, 2014 the bank had a problem with their wire system and 4 of the 11 daily wires did not send until November 4, 2014 at 1:08 pm.

        2. On December 17, 2014 one employee failed to complete the on-line wire transactions properly. The error was discovered on December 18, 2014 and the wires were sent at 1:04 pm on December 18, 2014.

12. We have disclosed to you any known exceptions to the exemption provisions that existed during the year ended December 31, 2014, or subsequent to the year ended December 31, 2014 for which we made our statements.

13. We acknowledge the notification requirements under paragraph (h) of Rule 17a-5 and there were no instances of non-compliance that require us to provide notice to the SEC or the DEA under Rule 15c3-1, Rule 15c3-3, or Rule 17a-11.

14. We have made available to you all records and other information relevant to the Company's statements included in the Exemption Report, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of your review report.

15. We have responded fully to all inquiries made to us by you during your review engagement.

16. We have no knowledge of any known events or other factors subsequent to the period addressed in the Company's statements included in the Exemption Report that might significantly affect the Company's compliance with the exemption provisions.

17. We have no knowledge of any fraud or suspected fraud affecting the Company's financial statements and supplemental information involving:

    a. Management,

    b. Employees who have significant roles in internal control over financial reporting, or

    c. Others where the fraud could have a material effect on the financial statements and/or supplemental information.

18. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements and supplemental information received in communications from employees, former employees, regulators, or others.

19. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

20. We have no knowledge of any officer or director of the Company, or any other person acting under the direction thereof, having taken any action to fraudulently influence, coerce, manipulate, or mislead you during your audit.

21. The following have been properly recorded or disclosed in the financial statements:

    a. Related party relationships and transactions, of which we are aware, in accordance with the requirements of U.S. generally accepted accounting principles, including sales, purchases, loans, transfers, leasing arrangements, guarantees, ongoing contractual commitments, and amounts receivable from or payable to related parties. Any specific related party transactions do not involve undisclosed side agreements.

The term "related party" refers to affiliates of the enterprise; entities for which investments in their equity securities would, absent the election of the fair value option under FASB ASC Topic 825, *Financial Instruments*, be required to be accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

b. Guarantees, whether written or oral, under which the Company is contingently liable, including guarantee contracts and indemnification agreements pursuant to FASB ASC Topic 460, *Guarantees.*

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with FASB ASC Topic 275, *Risks and Uncertainties* and FASB ASC Section 825-10-55, *Financial Instruments – Implementation Guidance and Illustrations – General.*

   Significant estimates are estimates at the balance sheet date, which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year.

d. Significant common ownership or management control relationships requiring disclosure.

e. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements, including cash segregated in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3.

f. Changes in accounting principle affecting consistency.

22. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged as collateral.

23. The Company has complied with all aspects of laws, regulations, and contractual agreements that may affect the financial statements and supplemental information in the event of noncompliance.

24. Accounts receivable are valid receivables and appropriate provisions have been made for losses that may be sustained on uncollectible receivables.

25. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

    It is understood that the term "securities or investments not readily marketable" includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), i.e., restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (i.e., control stock).

26. At December 31, 2014 the Company had:

    a. No material unrecorded assets or contingent assets, such as claims related to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions deemed as uncertain.

    b. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

27. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under SEC Rule 15c3-1 (the net capital rule) and approved by DEA.

28. There are no capital withdrawals anticipated within the next six months.

29. Net capital computations, prepared by the Company during the period from January 1, 2014 through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the net capital rule at all times during the period.

30. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements and supplemental information to the related supporting information (e.g., sub-ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements and supplemental information. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

31. All borrowings and financial obligations of the Company are included in the financial statements at December 31, 2014, as appropriate. We have disclosed to you all borrowing arrangements.

32. Receivables reported in the financial statements represent valid claims against debtors for transactions arising on or before the balance-sheet date and have been appropriately reduced to their estimated collectible amounts.

33. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

    a. The extent, nature, and terms of financial instruments with off-balance-sheet risk;

    b. The amount of credit risk of financial instruments with off-balance-sheet credit risk, and information about the collateral supporting such financial instruments; and

    c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

34. The Company is responsible for determining the fair value of financial instruments as required by FASB ASC Topic 825, *Financial Instruments*. The amounts disclosed represent the Company's best estimate of fair value of financial instruments required to be disclosed under ASC Topic 825 and other assets or liabilities, if separately disclosed. The Company also has disclosed the methods and significant assumptions used to estimate the fair value of financial instruments and any changes to those methods and significant assumptions, if any, as required by ASC Topic 825.

35. Provisions, when material, have been made for:

    a. Losses, costs, or expenses that may be sustained in (1) the collection of loans, receivables and contracts, and (2) the repurchase of assets previously sold, including repurchases pursuant to representation and warranty provisions.

    b. Losses on commitments to purchase or sell assets, foreign exchange contracts, or financial futures contracts.

    c. Losses to be sustained from inability to fulfill any sales commitments.

36. Uncertain tax positions have been accounted for in accordance with the provisions of ASC Topic 740, Income Taxes.

37. There are no material accounting estimates that are not recognized or disclosed in the financial statements.

Further, we confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

Very truly yours,

American Fidelity Securities, Inc.

David Carpenter
Chief Executive Officer

Chris Kenney
Chief Operations Officer

David Robinson
Chief Compliance Officer

Shirley Williams
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have reviewed management's statements, included in the accompanying American Fidelity Securities, Inc. Exemption Report (the Exemption Report), in which (1) American Fidelity Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3-(k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/KPMG LLP

Oklahoma City, Oklahoma
February 10, 2015

KPMG
cutting through complexity

AUDIT QUALITY AND PROFESSIONAL PRACTICE

Our system of audit quality control

Serving the public interest through independence, integrity, ethics, objectivity, professional skepticism, and quality performance

December 2014

kpmg.com



Our system of audit quality control

Serving the public interest through independence, integrity, ethics, objectivity, professional skepticism, and quality performance

December 2014

Contents

Our quality statement
Promise of Professionalism

Our *Promise of Professionalism* to the capital markets we serve, our people, and the entities we audit and their affiliates is the basis for everything we do at KPMG LLP (KPMG) and the foundation for our strategic priorities of *Professionalism and Integrity, Employer of Choice, Quality Growth,* and *Global Strength and Consistency.*

Our operating and leadership structure is designed to enable KPMG to provide outstanding service to the capital markets we serve and the entities we audit and to be responsive to the evolving economic and regulatory environment in which we operate. It is designed to support our one-firm approach to our business and provide the proper safeguards and monitoring of our business practices to meet the needs of the marketplace, reinforce our sense of partnership, and deliver on our *Promise of Professionalism*. Our operating structure separates risk management and compliance from operations at the highest levels of the firm to help ensure appropriate checks and balances in our governance. We have assigned roles and responsibilities to specific committees within this structure to help ensure that we fulfill our professional obligations. Clearly, our professionals are the most important component of the quality service we provide, and it is essential that we support them with a system of audit quality control designed to help them succeed.

Our system of audit quality control incorporates components that are implemented and operated by our Audit practice and components that are administered by other firm functions, including Legal, Risk and Regulatory.

The key components of our system of audit quality control are:

- KPMG International's Global Services Centre, which develops the methodologies and supporting technology tools used in our audit service processes
- Audit Quality and Professional Practice, the components of which are described below, which supports the firm's professionals in meeting their responsibilities in the areas of accounting and financial reporting, Securities and Exchange Commission (SEC) reporting matters, auditing and attestation standards, continuous improvement in audit quality, and internal and external inspection processes
- Department of Professional Practice, which provides technical guidance to engagement teams on engagement-related auditing and accounting matters, develops and disseminates topic-specific guidance on emerging technical and professional issues, and assists with firm and individual issues pertaining to compliance with regulatory and professional standards
- Professional practice partners, who provide professional practice and audit quality leadership in their respective geographies and assist engagement teams with consultations regarding technical accounting and auditing matters
- Audit Quality and Process Monitoring Group, which accumulates and analyzes information relative to audit quality; participates in the development of remedial action plans; and monitors the timely implementation, execution, and effectiveness of those plans
- Issue Council, which provides input to and oversight of the Audit Quality and Process Monitoring Group with respect to issue identification, analysis, remediation, and monitoring of the most significant matters relative to audit quality and our system of audit quality control
- Inspections Group, which executes our annual internal inspection program, the Quality Performance Review (QPR) Program, for the Audit practice and liaises closely with the Audit Quality and Process Monitoring Group
- Audit Methodology, Training and Tools Specialists (AMTS) network, which provides direct guidance on audit methodology execution to engagement teams, training support, and assistance with elements of our monitoring systems.

The key components of our system of audit quality control administered by functions outside the Audit practice are:

- KPMG's Code of Conduct, which defines the values and standards by which KPMG fulfills its professional obligations and outlines the resources available to help partners and employees achieve compliance with them
- Independence policies, supported by systems to facilitate firm and personnel compliance with applicable independence requirements
- Risk Management – Audit and Independence, which is responsible for oversight and monitoring activities, as well as certain firmwide processes to manage risk
- The Legal, Risk and Regulatory Committee, which is the principal management-level structure through which legal, professional practice, regulatory, compliance, ethics, independence, and related risk management issues are reported to the Board (through the Professional Practice, Ethics and Compliance Committee of the Board), and through which legal, professional practice, regulatory, compliance, ethics, independence, and related risk management actions of the firm are monitored
- The Professional Practice, Ethics and Compliance Committee of the Board, which promotes a firm culture committed to the highest standards of professional practice, ethics, and compliance and which monitors the activities and processes that facilitate KPMG's adherence to ethical business practices; its compliance with laws, rules, regulations, and professional standards; and related risk management actions
- Management Review Panel, which monitors discipline and other remedial actions taken in response to substantiated incidents of noncompliance with applicable laws, regulations, or firm policy; helps ensure consistency of remedial action across the firm; and determines sanctions for violations of the firm's independence policies
- An ombudsman, who serves as one of several designated channels of communication through which KPMG professionals may raise issues involving SEC-registered entities we audit and their foreign operations
- Internal Audit, which is responsible for the development and execution of a risk-based audit plan, designed to monitor compliance with key quality control policies and procedures.



Our system of audit quality control

KPMG maintains a system of quality control for its Audit practice that is designed to meet or exceed the requirements of applicable professional standards issued by the Public Company Accounting Oversight Board (PCAOB) and the American Institute of Certified Public Accountants (AICPA).

Professional practice, risk management, and quality control are the responsibilities of every KPMG partner and employee, who are expected to understand, apply, and adhere to KPMG's policies and associated procedures at all times.

Our policies reflect individual quality control elements to help KPMG partners and employees act with integrity, professional skepticism, and objectivity; perform their work with diligence; and comply with applicable laws, regulations, and professional standards.

KPMG's system of audit quality control encompasses the following elements:

- Leadership responsibilities for quality within the firm (the "tone at the top")
- Engagement performance
- Relevant ethical requirements, including integrity, objectivity, independence, and confidentiality
- Personnel management
- Acceptance and continuance reviews of entities and specific engagements
- Monitoring.

Leadership responsibilities for quality within the firm
KPMG has established a culture that reflects an absolute commitment to audit quality. One of the main drivers of this culture is the assignment of responsibility for audit quality to top management of the firm.

KPMG LLP's chairman and CEO establishes the strategies and direction of the firm, including its ethical culture and promise of professionalism to investors and other participants in the capital markets, regulators, clients, and our partners and employees. Under the direction of the chairman and CEO, the firm has established core values, which include, above all, acting with integrity, to guide its decision making and business conduct, including compliance with applicable laws, regulations, and professional standards.

Our vice chair of Audit, who reports to the chairman and CEO and the deputy chairman and COO of the firm, has ultimate responsibility for our Audit practice, including our system of audit quality control. Our national managing partner of Audit Quality and Professional Practice, who reports to the vice chair of Audit, is responsible for the day-to-day operation of our system of audit quality control and our processes to continuously improve audit quality. In this role, the national managing partner of Audit Quality and Professional Practice has responsibility for, including evaluating the performance of, the Department of Professional Practice (DPP); the Audit Quality and Process Monitoring Group; the Inspections Group; the Audit Methodology, Training and Tools Specialists (AMTS) network; and our regional and business unit professional practice partners (collectively, Audit Quality and Professional Practice).

Audit Quality and Professional Practice consists of more than 330 partners, managing directors, senior managers, and other professionals who support the firm's professionals in meeting their responsibilities in the areas of auditing and attestation, accounting and financial reporting, SEC reporting matters, continuous improvement in audit quality, and internal and external inspections.

Department of Professional Practice
DPP provides technical guidance to engagement teams on engagement-related issues and assists in communications with audit committee members and management on those issues, developing and disseminating topic-specific guidance on emerging technical and professional issues, and consulting on and assisting with firm and individual audit entity issues pertaining to compliance with regulatory and professional standards. Through liaisons with the SEC and PCAOB, as well as active participation in the standards-setting processes at the Financial Accounting Standards Board, the Governmental Accounting Standards Board, the AICPA, the Emerging Issues Task Force, the Auditing Standards Board of the AICPA, the International Auditing and Assurance Standards Board, and other similar organizations, DPP professionals develop and represent KPMG's positions on current topics being addressed by regulatory and other standard-setting bodies. In addition, DPP professionals actively liaise with KPMG International's International Standards Group, located in London, on international accounting and auditing standards matters.

Professional practice partners
The Audit practice is managed nationally, supported by two regional leadership teams, each with a designated regional professional practice partner. These senior partners provide professional practice and audit quality leadership and direct adherence to firm policies and professional standards within their respective regions. These regional professional practice partners are supported in their roles by a network of:

- Senior Audit partners who serve as professional practice partners for their business units

- A complement of Audit professionals who assist with elements of our monitoring systems and otherwise support the firm's professionals in meeting their risk management and professional practice responsibilities.

The roles of our professional practice partners are to:

- Support and advise the partners, managing directors, and engagement teams on audit entity-related matters
- Assimilate information pertaining to the professional risks of the firm
- Provide reasonable assurance that firm policies and professional standards are followed
- Review firm policies and processes in an effort to continuously improve audit quality
- Provide performance feedback for every Audit partner and managing director in his/her business unit on audit quality.

Audit Quality and Process Monitoring Group

The Audit Quality and Process Monitoring Group is responsible for:

- Accumulating information relative to audit quality matters on a timely and consistent basis (e.g., from internal and external inspections, DPP consultations, litigation, and regulatory matters)
- Analyzing such information and identifying common themes and related root causes
- Participating in the development of appropriately focused remedial actions in response to those root causes
- Monitoring the timely implementation, execution, and effectiveness of the remedial action plans.

In addition, the Audit Quality and Process Monitoring Group provides support for purposes of identifying particular characteristics of our audit engagement portfolio (e.g., industry sectors exhibiting higher risk characteristics), for which proactive risk assessment plans may be developed, implemented, and monitored.

Issue Council

The national managing partner of Audit Quality and Professional Practice chairs the firm's Issue Council, which provides input to and oversight of the Audit Quality and Process Monitoring Group with respect to issue identification, analysis, remediation, and monitoring of the most significant audit quality matters. The other members of the Issue Council include the national managing partner – Audit, national partner in charge – DPP, two national partners in charge – Audit Quality and Process Monitoring, national partner in charge – Inspections, national partner in charge – Risk Management – Audit and Independence, partner in charge – KPMG Business School – Audit, AMTS national office leader, global head of Audit Methodology and Implementation, a representative from the Office of General Counsel, and our two regional professional practice partners.



Inspections Group

The Inspections Group executes our annual internal inspection program, the QPR Program, for the Audit practice and liaises closely with the Audit Quality and Process Monitoring Group. In addition, the Inspections Group coordinates the firm's external quality review programs for the Audit practice and is the firm's primary liaison with the PCAOB's inspection staff. The Inspections Group also participates on the Peer Review Board and the National Peer Review Committee of the AICPA.

Audit Methodology, Training and Tools Specialists

The AMTS network comprises approximately 175 partners, managing directors, and managers located in our business units, who provide direct guidance on audit methodology execution to engagement teams in their geographic regions, training support, and assistance with elements of our monitoring systems. The AMTS network is integrated with our other national office functions through our national office AMTS leader.

Engagement performance

Our system of audit quality control is embedded throughout the firm's audit engagement process and includes policies and guidance to enable engagement personnel to perform work that meets applicable professional standards, regulatory requirements, and the firm's standards of quality. Engagement performance encompasses all aspects of the design and execution of an audit engagement, including the firm's audit methodology and the supervision, consultation, documentation, review, and communication of audit results. Our global audit quality framework assists every KPMG partner and employee in concentrating on the skills and behaviors needed to deliver an appropriate independent audit. A critical element of the framework is a culture that embraces independence, professional skepticism, and objectivity in the performance of audits. In addition, the firm's training includes programs designed to enhance professionals' ability to make judgments by employing a framework that addresses how biases impact decision making and how to recognize and overcome biases in making judgments and applying appropriate professional skepticism.

The KPMG Audit

KPMG International's Global Services Centre comprises professionals who develop and regularly update the methodologies that constitute the global audit process, in cooperation with KPMG International's International Standards Group and the U.S. firm's DPP.

The KPMG Audit is, where applicable, an integrated audit model, which incorporates both the audit of the financial statements and the audit of internal control over financial reporting. Our integrated audit is enhanced through timely communications with the audit committee and management throughout the audit process.



In our audits, we use our knowledge and experience to identify a number of different risks (e.g., inherent risk, control risk, fraud risk, risk of failure of a control). We assess risks within a continuous range from lower to higher. The higher the risk, the more persuasive the audit evidence needs to be to mitigate that risk. We exercise professional skepticism throughout the audit in gathering and objectively evaluating the sufficiency and appropriateness of audit evidence obtained, which includes evidence that is confirming as well as disconfirming.

Our audit methodology is enhanced through eAudIT, KPMG's electronic audit tool. eAudIT is an activity-based work flow and electronic audit file that integrates our methodology, guidance, industry knowledge, and tools needed to facilitate the audit process.

The following discussion is a highly summarized depiction of our audit methodology work flow:

Risk assessment

- Obtain an understanding of the entity and its environment, including internal control
- Perform risk assessment procedures and related activities
- Identify and assess risks of material misstatement due to fraud or error
- Design audit responses to address the assessed risks of material misstatement due to fraud or error

Testing

- Test operating effectiveness of internal controls, as appropriate
- Plan and perform substantive procedures

Completion and communication

- Perform completion procedures, including overall review of financial statements
- Document significant findings and issues
- Consider if audit evidence obtained is sufficient and appropriate
- Form an audit opinion
- Communicate to the audit committee or those charged with governance various matters, including our independence, our responsibilities in relation to the audit, the terms and timing of the audit engagement, the overall audit strategy, and significant observations arising from the audit

The KPMG Audit addresses both manual and automated controls and includes integration of the firm's information technology professionals and other specialists into the core audit engagement team when appropriate. Our audit also includes procedures aimed at identifying and responding to fraud risks.

The KPMG Audit also guides the conduct of audits of financial statements comprising two or more components (group audits) and clearly delineates responsibilities relative to managing group audits and the involvement of the group audit engagement team in the work performed by the component auditor. Our audit methodology includes policies and guidance related to those matters that merit special consideration in performing group audits, including:

- Performing the group risk assessment
- Identifying significant component(s)
- Identifying significant accounts/disclosures and relevant assertions at the group level
- Evaluating groupwide controls
- Establishing group and component(s) materiality
- Communicating with the component auditor(s)
- Being involved in the risk assessment for significant component(s)
- Evaluating the results and findings of all work performed and considering whether sufficient appropriate audit evidence has been obtained.

Supervision, review, and support for the engagement team

Supervision entails directing the efforts of professionals who are involved in accomplishing the objectives of the audit and determining whether those objectives were accomplished. Elements of supervision include instructing and guiding professionals, keeping informed of significant issues, reviewing the work performed, addressing issues, and agreeing on appropriate conclusions.

KPMG's supervision and review guidelines for audit work include:

- Tracking the progress of an engagement
- Considering the capabilities and competencies of individual members of an engagement team
- Identifying matters for discussion with, or consideration by, more experienced engagement team members during an engagement
- Reviewing and approving engagement planning and risk assessment prior to the start of significant fieldwork
- Reviewing audit documentation by a KPMG professional other than the preparer; the lead audit engagement partner's or managing director's ("lead audit engagement executive") responsibilities include review of the financial statements, auditors' report, representation letters, communications to those charged with governance, and review of audit documentation related to critical areas of judgment, significant findings and issues, and significant risks at the financial statement level and the relevant assertion level with

respect to significant accounts and disclosures, including work performed by KPMG specialists relative to these significant risks

- Involving an engagement quality control reviewer on financial statement and integrated audit engagements
- Preparing planning and completion documentation that summarizes significant issues, which are approved by various parties, including the lead audit engagement executive and engagement quality control reviewer
- Performing in-depth technical reviews in certain situations, led by the engagement quality control reviewer.

Consultation and differences of opinion
The firm has established protocols for consultation and documentation regarding significant accounting and auditing matters, including procedures to resolve differences of opinion on engagement issues. Consultation within KPMG is encouraged and, in certain circumstances, required. Technical support for each engagement team comes from a network that includes DPP as well as the professional practice partners.

Differences of opinion may arise within the engagement team, with those consulted, or between the lead audit engagement executive and engagement quality control reviewer. In circumstances when an engagement team member does not agree with the resolution of the difference of opinion, even after appropriate consultation, and believes it necessary to be disassociated from the matter, we require that individual to document the matter, including the basis for resolution, in the audit documentation and consult with DPP. Where partners or managing directors involved in the audit are unable to resolve an issue, the matter may be elevated for resolution by DPP. In any case, we do not issue the auditors' report(s) until differences of opinion are resolved, and the resolution is implemented and documented.

Engagement quality control review
An engagement quality control review is an important element of KPMG's system of quality control that is designed to provide reasonable assurance that, among other things, the entity's financial statements comply with applicable accounting and reporting standards and relevant regulatory requirements and that the auditors' report(s) is appropriate. The engagement quality control review is assigned to a partner, or, where permitted, a managing director, who has no responsibilities on the engagement other than those relating to performing a review of the financial statements, auditors' reports, and certain audit documentation. Engagement quality control reviewers are expected to maintain their objectivity throughout their review, and if it is concluded that the reviewer's objectivity is impaired, another engagement quality control reviewer is appointed.

The engagement quality control reviewer meets certain qualifications and criteria to perform an engagement quality control review for a particular engagement. Partners who perform engagement quality control reviews of public company audits are provided incremental internal training; these individuals are the firm's most experienced technical partners and are knowledgeable and experienced in SEC accounting and reporting matters and PCAOB professional standards (including, specifically, PCAOB Auditing Standard No. 7, *Engagement Quality Review*).

Our firm's policies require some level of engagement quality control review prior to the report release date of the related report(s) for financial statement audits, integrated audits, financial statement reviews, reviews of interim financial information, audits or reviews by component auditors (with certain exceptions), and all other reports (except compilation reports) that may be used by more than one KPMG International member firm or relied upon by other parties and when requested to perform an engagement quality control review by another KPMG International member firm.

In general, engagement quality control reviewers discuss significant matters arising out of the engagement with the lead audit engagement executive, review audit documentation related to significant judgments and conclusions, review the appropriateness of the financial statements and related disclosures, and evaluate the key conclusions of the engagement team with respect to the audit and reports to be issued. For certain nonpublic entity audits, the engagement quality control review may be limited to certain of the matters described above, subject to the engagement quality control reviewer's professional judgment. Completion of an engagement quality control review is documented when the engagement quality control reviewer has performed the procedures in accordance with the firm's requirements and is satisfied that all significant questions raised have been satisfactorily resolved.

Engagement documentation
Our audit documentation is completed and assembled according to the time line established by firm policy, and we have implemented administrative, technical, and physical safeguards designed to protect the confidentiality and integrity of audit entity and firm information.

In addition, our Audit professionals are required to apply appropriate and reasonable controls to:

- Clearly determine when and by whom audit documentation was created, changed, and reviewed
- Protect the integrity and confidentiality of information, including personally identifiable information, throughout the audit, especially when the information is shared within the engagement team or transmitted to other parties via electronic means

- Prevent unauthorized changes to audit documentation
- Allow access to documentation by an engagement team and other authorized parties as necessary to properly discharge their responsibilities.

The firm's document retention policies govern matters such as the retention period for audit documentation and other records relevant to an engagement in accordance with the relevant SEC and PCAOB rules as well as other applicable regulatory bodies' standards and regulations.

Relevant ethical requirements

Ethics and integrity

KPMG is committed to doing the right thing, in the right way, for the capital markets we serve, our people, and the entities we audit. Our culture is built on the principle that every individual must take personal responsibility for ethics and compliance. As individuals, we take ownership, stay informed, lead by example, consult with others, stand firm, and raise our hands when we see something that is inconsistent with our values or professional responsibilities. Those who manage others act as role models, enhance understanding, set appropriate goals, and are responsive, responsible, fair, and accountable.

Our Code of Conduct (the Code) is the cornerstone of our ethics and compliance program. It helps us to articulate our standards of behavior related to professionalism and integrity expected of all KPMG partners and employees. By setting forth in clear, conversational prose our core values, shared responsibilities, channels of communication, as well as key policies and protocols, the Code provides a road map to guide how our individual and collective commitments to professionalism and integrity should be manifested and maintained. This approach directly contributes to the success of our strategic priorities, as we look to grow our business by working with companies that share our values and by recruiting and retaining employees who take pride in the positive contributions they make to our ethical culture.

At the time of hire, and each year thereafter as part of an annual confirmation process, every one of our people is asked to confirm in writing that he or she has reviewed the Code, understands it, and agrees to adhere to our core values, shared responsibilities, global commitments, and promises.

Objectivity

Independence, integrity, ethics, and objectivity are the pillars of our firm. Thus, we work diligently to avoid impairment of our independence or even the appearance of a conflict of interest. KPMG personnel are vigilant to recognize actual and potential conflicts of interest, identifying them at the earliest opportunity to resolve, manage, or avoid the conflict. Conflicts of interest may preclude KPMG from accepting an entity as a client or a specific engagement.

Independence

KPMG's independence policies require that the firm, its partners and management group, and the personnel assigned to each audit engagement be free from financial interests in and prohibited relationships with the entity we audit and its affiliates, its management, its directors, and its significant owners. The firm requires adherence to applicable independence requirements and ethical standards, which meet or exceed the standards promulgated by the PCAOB, SEC, AICPA, Government Accountability Office (GAO), and all other applicable regulatory bodies. These policies and procedures, which cover areas such as personal independence, postemployment relationships, rotation of certain engagement personnel, and approval of audit and nonaudit services, are monitored continuously.

Some of the firm's independence policies and processes include:

Personal independence

- With the support of the firm's Independence group, each professional is ultimately responsible for maintaining his or her personal independence.
- Our partners, managing directors, managers, and those providing professional services to an entity we audit may not have direct or material indirect investments in an entity we audit or its affiliates ("restricted entities"), regardless of whether they are in possession of inside information about such entities.
- Certain other financial relationships with entities we audit or their affiliates (e.g., loans, credit cards, insurance products, and brokerage accounts) may be prohibited or subject to limitations.
- Close family members of certain KPMG partners, managing directors, and employees may not hold certain accounting or financial reporting roles with entities we audit or their affiliates.

Postemployment relationships

- KPMG professionals are required to report promptly to the firm any discussions or contacts between them and an entity we audit regarding possible employment.
- KPMG professionals engaged in negotiations regarding possible employment with an entity we audit are immediately removed from the audit engagement.
- If a professional accepts employment with an entity we audit, the engagement team gives active consideration to the appropriateness or necessity of modifying the audit procedures to adjust for risk of circumvention by the former professional of the firm.
- For SEC-registered entities we audit at the issuer level, a former member of the audit engagement team may not accept employment in a financial reporting oversight role until the required "cooling-off" period has expired.

Rotation
Under the Sarbanes-Oxley Act of 2002 and the SEC's independence rules, the firm's Audit partners, certain other partners, and managing directors are subject to specific rotation requirements that limit the number of consecutive years certain individuals may provide services to an SEC-registered entity we audit. To monitor compliance with these requirements, the firm uses its Partner Rotation System, which assists in monitoring assignments of certain personnel and initiating changes on entities we audit. Additionally, Risk Management – Audit and Independence must approve any proposed change of a lead audit engagement executive of an SEC registrant, if the change is for any reason other than required partner rotation or normal partner retirement. Our monitoring system also aids in the development of timely transition plans that help the firm to deliver consistent quality service to the entities we audit. The process of monitoring and tracking service time and rotations is subject to compliance testing as part of various monitoring functions.

Approval of audit and nonaudit services
The applicable lead audit engagement executive receives notification of all services to be provided to entities we audit and their affiliates. For SEC-registered entities we audit, this person obtains preapproval of permitted services from the audit committee. For engagements subject to GAO standards, the firm requires approval by the lead audit engagement executive before commencement of such services.

KPMG's proprietary system, Sentinel, facilitates compliance with the firm's policies related to the provision of services and also is used to identify and manage potential conflicts of interest within and across member firms in the KPMG International network. Lead audit engagement executives are required to maintain group structures for their publicly traded and other entities we audit and their affiliates in the system. KPMG International member firms are required to enter every engagement into Sentinel prior to starting work. For SEC-registered and certain nonpublic entities we audit, the applicable lead audit engagement executive reviews and approves, or denies, any proposed service upon receipt of the Sentinel notification. Together with our policies, Sentinel helps the firm resolve potential conflicts of interest, prevent the provision of prohibited services to the entities we audit, and determine that permitted services are properly preapproved.

Independence training, reporting, and monitoring
KPMG has established processes to communicate independence policies and procedures to our personnel. Among other things, the firm requires all professionals to complete independence training every year and affirm their independence using an electronic confirmation system. This confirmation is completed upon commencement of employment at the firm, every year thereafter, and at key promotions.

KPMG monitors compliance with its independence policies for financial interests through an independence compliance system (called KICS), as well as through a compliance audit process.

KICS contains an inventory of SEC registrants and the securities they have issued. KPMG's SEC-registered entities we audit are marked "restricted" in KICS. Before purchasing a security, securing a loan, or initiating another financial relationship, partners, managing directors, and managers are required to use KICS to determine if the entity is restricted. Additionally, personal investments are required to be reported in KICS, which automatically notifies professionals if an investment becomes "restricted."

To confirm our professionals' and the firm's independence, in fiscal year 2014, the firm's Ethics and Compliance group audited the financial relationships of more than 500 individuals subject to the independence requirements. Failures to comply with the firm's independence policies are referred to the Management Review Panel for review and remediation, helping to ensure consistent resolution. Also, to help ensure that the firm remains independent of entities for which it performs assurance services, the firm's Ethics and Compliance group reviews all new firm financial relationships for potential independence issues and conducts monthly audits of the firm's investments and loans to confirm that there are no investments in, or loans from, restricted entities. Tests for ownership threshold levels are included to help ensure that any indirect financial interest in an entity we audit is not material.

Confidentiality
KPMG has policies and processes in place to help ensure that any nonpublic information that comes to the attention of our personnel as a result of their association with the firm (confidential information) is treated confidentially, in accordance with applicable laws, professional standards, and contractual requirements. Among other things, our policies require that, except where required by law or professional standards or where authorized by a client, KPMG personnel do not discuss confidential information with individuals, including other KPMG personnel, who do not have a business need to know the information. When consultations within KPMG relative to technical, legal, ethical, or other issues are necessary, reasonable care is taken to help ensure that those consulted are aware of the confidential nature of the information, and reasonable efforts are made to confirm that there are no conflicts of interest prior to the consultation. KPMG personnel may not seek out confidential information unless they have a business need to know the information. Additionally, KPMG personnel are prohibited from engaging in the misuse of confidential information or insider trading (i.e., buying or selling a security in breach of a fiduciary duty or other relationship of trust and confidence while in the possession of material, nonpublic information about the issuer of public securities, or providing another with access to such information for the purpose of buying or selling a security). All KPMG personnel are trained on the firm's confidentiality policies when they join

the firm and confirm their understanding of and adherence to KPMG's confidentiality policies at the time of hire and annually thereafter. In addition, the firm conducts an annual Information Protection and Safe Harbor Certification Assessment program, which is an important part of the firm's overall efforts to protect personally identifiable information and comply with the applicable laws, regulations, professional standards, firm policies, and agreements in the area of privacy.

KPMG continues to communicate to our personnel about the importance of maintaining the confidentiality of our clients' information. For example, we include messaging about confidentiality and insider trading at key career touchpoints, including during the recruiting, onboarding, performance management, and exit processes. Our annual compliance confirmation and annual independence confirmations include specific language related to our confidentiality and anti-insider trading policies, respectively.

Personnel management

The firm's personnel management system encompasses the areas of:

- Recruitment and hiring
- Assignment of engagement teams
- Professional development
- Performance evaluation, advancement, and compensation.

Recruitment and hiring

Prior to receiving an offer of employment, all candidates for professional positions complete and submit an application for employment and an authorization for release of information, which authorizes the firm to conduct a background investigation on a candidate. Candidates are interviewed and are subject to background checks where the information provided is verified through independent sources. Prior to their start date, candidates are provided access to the firm's independence guidelines to ascertain and confirm their independence. Situations involving independence or conflicts of interest are to be resolved before the individual can begin employment. Upon joining the firm, personnel are also required to confirm their agreement to comply with KPMG's Code of Conduct and to complete training programs on independence, ethics, respect and dignity, protection of confidential information, document retention, and security, in addition to any practice-related modules.

Assignment of engagement teams

Individuals are assigned to specific engagements based on their skill sets, relevant professional and industry experience, the nature of the assignment or engagement, and available capacity. Lead audit engagement executives and engagement quality control reviewer assignments are approved by business unit leadership and also may be approved by regional and national leadership based on the individual characteristics of the entity we audit.

In connection with the assignment of professionals to an engagement team, the lead audit engagement executive considers that the engagement team collectively has the appropriate competencies and capabilities, including capacity to perform the audit engagement in accordance with firm policies, professional standards, and applicable legal and regulatory requirements and to enable an appropriate auditors' report to be issued. The competencies and capabilities of an engagement team include:

- An understanding of, and practical experience with, audit engagements of a similar nature and complexity through appropriate training and participation
- An understanding of professional standards and legal and regulatory requirements
- Technical skills, including knowledge of relevant information technology and other specialized areas of accounting or auditing
- Knowledge of relevant industries in which the audit entity operates
- Ability to apply professional judgment
- An understanding of KPMG's audit quality control policies and procedures.

Professional development

Our professionals are required to maintain their technical competence and to comply with applicable regulatory and professional requirements regarding continuing professional education (CPE). The firm provides learning opportunities to help our professionals meet these requirements, as well as their own professional development goals, by providing learning on an expanding range of topics, through a variety of methods, including traditional classroom courses and technology-based learning solutions such as instructor-led virtual courses and Web-based self-studies. The firm assesses results through course evaluations, focus groups, proficiency assessments, and follow-up surveys to continuously improve the effectiveness and impact of our learning solutions. KPMG maintains a system that helps professionals monitor their CPE compliance requirements, and the firm also monitors compliance with the requirements.

KPMG requires that client service professionals who are eligible to hold a certified public accountant (CPA) license (i.e., who have passed the CPA exam and met applicable state educational and experience requirements) be licensed to practice in the states where their principal place of business is located and meet all CPA licensing requirements in any other state(s) in which they practice public accounting. The firm closely monitors license expiration and renewal for its professionals using a database that automatically generates a notification prior to license expiration. Professionals who fail to obtain or renew a license on a timely basis or fail to provide accurate and complete licensing information to the firm on a timely basis may be subject to disciplinary action.

Audit quality and professional skepticism is continually emphasized to KPMG professionals through timely training and communication of accounting, auditing, and reporting matters. The firm's training includes programs designed to enhance professionals' ability to make judgments by employing a framework that addresses how biases impact decision making and how to recognize and overcome biases in making judgments and applying appropriate professional skepticism, including evaluating disconfirming evidence.

In addition, the firm requires all professionals to complete KPMG's annual training on independence standards and biennial training on the ethical standards embedded in our Code of Conduct. The firm also encourages professionals to stay abreast of technical updates by attending industry-specific training programs and conferences as well as reviewing pertinent bulletins and periodicals.

The firm also has developed a Career Architecture program that helps partners and employees understand their career opportunities through expansion of their skills, experiences, and networks within KPMG.

Performance evaluation, advancement, and compensation
The firm's professionals, including partners, are subject to annual goal-setting and performance evaluations conducted by people management leaders, who are trained in the KPMG performance management process and are familiar with the professionals' performance. The firm's performance evaluation model has been developed to provide a consistent framework by which leadership and performance management leaders may discuss performance relative to goals and objectives and career development aspirations. Each professional is evaluated on his or her attainment of agreed-upon goals, demonstration of skills/behaviors, and adherence to the firm's values. Skills/behaviors evaluated include quality focus and professionalism (including baseline ethics and integrity goals for all personnel), technical knowledge, accountability, business and strategic focus, leading and developing people, continuous learning, and relationship building. The results of the annual performance evaluation directly affect compensation and advancement of KPMG personnel, including partners, and in some cases, their continued association with the firm.

Our process for admission to the partnership is rigorous and thorough, involving the appropriate members of KPMG leadership. Each candidate for the partnership, whether via direct-entry hire or internal nomination, undergoes a background check and is interviewed by several members of firm leadership, including a professional practice or risk management partner and a Board member. Furthermore, an extensive review for each internal partner candidate is completed by a number of departments, including the Ethics and Compliance group, Audit Quality and Professional Practice, Risk Management, and the Office of General Counsel. All recommendations for admission to the partnership must be approved by an affirmative vote of two-thirds of the Board.

Audit partner compensation is determined annually by Audit leadership and approved by the Management Committee and Board. The professional practice partners have significant involvement in evaluating Audit partner performance and compensation.

All partners are compensated from the distributable profits of the firm. The determination of the profits available for distribution is based on the results of the firm as a whole and is not dependent directly on the performance of any particular line of business or function. Partner compensation is composed primarily of a predetermined proportion of the profits for the year, which is based, in part, on the seniority and experience of each partner.

Audit quality performance is the central factor in evaluating and compensating Audit partners. One of the factors considered in the compensation of Tax and Advisory partners who participate in audit engagements includes achievement of appropriate audit quality goals. Our policies for setting compensation amounts do not allow an Audit partner, as defined by the SEC, to be compensated for the sale of nonaudit services to an entity we audit.

Acceptance and continuance reviews of entities and specific engagements

KPMG recognizes that rigorous entity and engagement acceptance and continuance policies are vitally important to the firm's ability to provide high-quality professional services, and the firm has established policies and procedures for deciding whether to accept or continue a professional relationship and whether to perform specific services for a particular entity. KPMG has developed a tool, known as CLEAS (Client/Engagement Acceptance and Setup), to manage, control, and document its entity and engagement acceptance and continuance processes. An engagement code cannot be set up in the firm's financial system, and an engagement team is not permitted to commence work on an engagement, before approval is obtained.

Independence and conflict check system
Engagement teams proposing to perform a new audit engagement are required to perform a series of procedures, including a review of nonaudit services provided to the potential entity to be audited. KPMG's system, Sentinel, is used to identify and manage potential independence and other conflicts of interest within and across member firms in the KPMG International network. When a potential conflict of interest is identified, a member of Risk Management determines how to resolve the potential conflict after appropriate consultations, if needed, with the Office of General Counsel, and the resolution of all matters is documented. Resolution of potential conflicts requires approval from someone outside the audit engagement team, which could include the professional practice partner, Sentinel conflicts resolver, or the functional risk management group, before signing the initial audit engagement letter.

If the engagement is accepted, it may be necessary to establish "ethical dividers" with respect to the professionals assigned and to communicate with appropriate parties. If a potential independence issue or conflict cannot be resolved satisfactorily, in accordance with professional and firm standards, the prospective entity or engagement is declined.

Prospective entity/engagement evaluation process
Prior to accepting an audit engagement with a new audit entity, firm policies require an evaluation of the entity and its principals, its business, and engagement-related matters, as appropriate. This evaluation typically includes a background investigation of the entity and selected senior management personnel.

Factors considered during the acceptance process include, but are not limited to:

- Character and competency of management and the audit committee (company reputation, financial viability, and control environment)
- Business-related matters (industry, products, competitors, and extent and location of key foreign operations)
- Service-related matters (firm and engagement team competency and capacity and technical risk associated with services requested)
- Independence-related matters (employment-related matters, financial relationships, investments, loans, and nonaudit services).

Prospective audit engagement evaluations require approval of the professional practice partner and the business unit partner in charge. New SEC audit engagements require additional approvals by the regional professional practice partner, and certain other entities also require the approval of Risk Management – Audit and Independence.

Continuance process
Lead audit engagement executives are required to review and evaluate their existing audit and attestation engagements with their professional practice partner at least annually. An engagement continuance evaluation is a process of formal approvals by various parties, including the regional professional practice partner in certain situations. The objective of these reviews is to identify those engagements where the firm should consider implementing additional safeguards to address audit risk and those instances where we should discontinue our professional association with the entity.

In addition, certain factors that require additional evaluation procedures to be conducted include, but are not limited to:

- New legal, regulatory, or professional requirements that alter our reporting responsibilities and professional risks
- A significant change in the nature, size, or structure of an entity's business
- A significant change in ownership
- A significant change in an entity's management, directors, principal owners, or other key personnel
- A significant, adverse change in the perceived integrity of current management or principal owners
- A significant, adverse change in the financial performance of the entity
- Particular audit findings (e.g., material weaknesses in internal control not being addressed by management)
- An existing nonpublic entity we audit plans to become an SEC registrant
- A restatement of financial statements
- Results of an investigation of the entity we audit by a regulatory body or its audit committee indicating involvement by a current member of management.

Monitoring
Monitoring of the firm's system of audit quality control involves ongoing consideration and evaluation by the firm of the following matters:

- Relevance and adequacy of the firm's policies and procedures
- Appropriateness of the firm's guidance materials, tools, and practice aids
- Effectiveness of professional development activities
- Compliance with professional and firm standards, policies, and procedures
- Effectiveness of action plans developed to address recurring findings related to engagement inspections (i.e., QPR Program, PCAOB inspections, and other external inspections).

Internal inspection processes
Along with other monitoring activities previously described, KPMG meets the profession's monitoring requirement through the implementation of our internal inspection processes, including the annual QPR and Risk Compliance Programs.

Components of the internal inspection processes include:

- A central review team that resides in the Inspections Group and consists of partners and managers, supplemented by other KPMG professionals with applicable industry and technical knowledge
- Regular reviews of audit engagements of individual partners and managing directors generally following a three-year rotating schedule
- Reviews of audit engagements of selected individual managers in a lead role for an SEC-registered entity we audit

- Reviews of other audit engagements using risk-based selection criteria
- Reviews of general and functional controls, including independence, audit entity acceptance and continuance, personnel evaluations, CPE compliance, and document retention
- Frequent, timely reporting of firmwide inspection results
- Training and guidance that communicates to Audit professionals common inspection findings, those areas where audit quality can be improved, and where appropriate, the tools needed to achieve improvements in audit quality.

Compliance testing

The Ethics and Compliance group is responsible for testing and monitoring compliance with certain firm policies, such as those related to independence, continuing professional education, and licensing.

Global compliance reviews

KPMG is subject to a cross-functional Global Compliance Review (GCR) once every three years. This GCR is designed by KPMG International and performed by individuals in KPMG International's Global Compliance group. Participation in this program is a condition of ongoing membership in the network. The overall objectives of the GCR are to assess the firm's controls and its compliance with selected KPMG International risk management and various other policies and procedures expected to be implemented by KPMG International member firms.

Regulatory external reviews

The PCAOB's mission is to oversee the auditors of public companies in order to protect the interests of investors and further the public interest in the preparation of informative, accurate, and independent audit reports. To assist it in fulfilling its mission, the PCAOB conducts periodic inspections of registered firms. KPMG is subject to annual inspection by the PCAOB. Because the PCAOB plays an important role in improving audit quality, the PCAOB's inspection process serves to assist us in identifying areas where we can improve our performance and strengthen our system of audit quality control.

The 2013 PCAOB inspection report on KPMG is the firm's most recent inspection report and is accessible through our Web site at http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx.

External peer review

To comply with licensing requirements of state boards of accountancy and the GAO and membership in the AICPA, KPMG undergoes a triennial external peer review conducted by another Big Four firm. The firm's most recent peer review report was issued by PricewaterhouseCoopers LLP in December 2014 on KPMG's system of audit quality control for its nonpublic entity accounting and auditing practice. The firm received a peer review rating of *pass* for the year ended March 31, 2014. Firms can receive a rating of pass, pass with deficiency(ies), or fail.

The peer review report and the AICPA's acceptance letter are accessible through our Web site at http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx.

Complaints and allegations (Ethics and Compliance Hotline)

To further our commitment to integrity and an ethical culture, KPMG maintains an Ethics and Compliance Hotline that allows both phone and Web reports to be made through an independent third-party provider by calling the toll-free number, 1-877-576-4033, or by submitting a report via the Web at www.kpmgethics.com. The firm encourages use of the hotline when KPMG partners and employees feel uncomfortable reporting concerns about possible illegal, unethical, or improper conduct through normal channels or when the reporter desires to remain anonymous. The hotline is available to external parties as well, including personnel at entities we serve, vendors, and professionals from other KPMG International member firms.

Reports filed through the hotline are directed to the firm's chief compliance officer for review and, if necessary, assignment of appropriate firm resources for investigation and resolution. Generally, the firm's chief compliance officer assigns reports that involve an SEC-registered entity we audit, the firm's system of quality control, or certain other significant professional practice matters to the Office of General Counsel for investigation or other appropriate action. However, when the firm receives an internal report related to an SEC-registered entity we audit involving an audit-related professional practice issue, the matter is handled at the direction of the firm's ombudsman to help ensure independence of the investigation. The firm's chief compliance officer manages, on a day-to-day basis, all personnel matters under investigation, except ombudsman matters. All reports are handled confidentially (to the extent allowable by law and consistent with the needs of a thorough investigation), and retaliation for good-faith reporting or for otherwise participating in an investigation is prohibited.

A KPMG International Hotline also is available (except in France due to regulatory reasons) for KPMG International personnel; partners, employees, and personnel at entities served by KPMG International member firms; and other parties.

Risk management and other elements of quality control

To enhance our system of quality control, KPMG separates the responsibility for risk management and monitoring certain aspects of our quality control from the responsibility for managing the firm's business and professional practice activities. KPMG's vice chair – Legal, Risk and Regulatory has ultimate responsibility for firmwide risk management.

Legal, Risk and Regulatory
Reporting directly to the firm's chairman and CEO, the vice chair – Legal, Risk and Regulatory oversees all aspects of the firm's regulatory, compliance, and related risk management activities, including Risk Management's responsibility for monitoring certain aspects of the firm's quality controls. The vice chair – Legal, Risk and Regulatory also oversees and administers all aspects of the ethics and compliance program. The chief compliance officer, the firm's general counsel, national managing partner – Risk Management, Office of Government Affairs, and Firmwide Security report directly to the vice chair – Legal, Risk and Regulatory.

The vice chair – Legal, Risk and Regulatory chairs the firm's Legal, Risk and Regulatory Committee, which includes the national managing partner – Risk Management; the national managing partners/principal for Audit, Tax, and Advisory; the national principal in charge of Washington National Tax; the national managing partner – Audit Quality and Professional Practice; the general counsel; the chief compliance officer; and the partners/principals in charge of Risk Management for Audit and Independence, Tax, and Advisory.

Risk Management groups (Audit and Independence, Tax, and Advisory)
The Risk Management groups (Audit and Independence, Tax, and Advisory) consist of partners, principals, and other professionals charged with oversight of quality control and monitoring risk for the Audit, Tax, and Advisory practices, respectively.

Risk Management – Audit and Independence is an essential and integral component to successfully achieving our firm's priorities through oversight and monitoring activities, as well as certain firmwide processes to manage risk. This group is responsible for developing risk management policies, including those relating to which entities we serve, the acceptance and continuance of individual engagements, independence, and oversight of certain aspects of our Audit QPR Program. The firm's risk management systems, including CLEAS and the Partner Rotation System, also fall under the responsibilities of this group.

Risk Management – Tax oversees compliance with the professional standards and requirements established by the firm, the AICPA, the Internal Revenue Service, and other governmental authorities and professional bodies governing the U.S. Tax practice. This group develops risk management policies specific to our Tax practice and also seeks to ensure engagement quality with frequent guidance and training; approval of certain new Tax engagements at inception; and close monitoring of compliance, including its year-round Tax Quality Performance and Compliance Program. Risk Management – Tax also reviews new tax service offerings and brings forward significant new tax service offerings to the Legal, Risk and Regulatory Committee for review of related risk management protocols; it is supported by business unit and national service line risk management partners, principals, and managing directors.

Risk Management – Advisory develops risk management policies specific to our Advisory practice. This group monitors compliance with our Advisory risk management policies and procedures, including execution of the Advisory QPR Program and the approval of new Advisory clients and certain new Advisory engagements. Risk Management – Advisory reviews new advisory service offerings and brings forward significant new advisory service offerings to the Legal, Risk and Regulatory Committee for review of related risk management protocols. Risk Management – Advisory is supported by a network of national and service line risk management partners/principals, and other professionals.

Washington National Tax
Washington National Tax provides leadership and support to maintain consistency in the overall quality and depth of tax services provided by the firm. This group issues guidance on existing and emerging tax rules and regulations, participates in the development of firmwide tax positions, and consults with tax professionals on entity-related matters. Through these activities, Washington National Tax helps our tax professionals understand and comply with the firm's policies and procedures.

Independence group

The Independence group is responsible for the firm's policies, practices, and controls with respect to independence matters, including those relating to Sentinel and KICS, and is assisted by the professional practice partners and the firm's Ethics and Compliance group.

Ombudsman

KPMG's ombudsman, who reports to the firm's chairman, serves as one of several designated channels of communication through which firm personnel may raise professional practice issues involving SEC-registered entities we audit and their foreign operations. The ombudsman operates under the firm's principles of confidentiality and nonretaliation. Reports from KPMG professionals received via the Ethics and Compliance Hotline that involve the audit of an SEC-registered entity and raise potentially significant professional practice issues are directed by the firm's chief compliance officer to the ombudsman for review.



Conclusion

We are confident that our firm's tone at the top, structure, policies, and procedures support our professionals and enable them to provide a high level of audit quality in an independent, objective, and ethical manner, maintaining public and stakeholder confidence.

As businesses and markets evolve, we pledge to keep pace by continuing our substantial investment in the research and development needed to maintain audit quality and by monitoring changing public and regulatory expectations in the audit environment.

KPMG intends to continue to provide our professionals with training, technology-based tools, and audit methodologies that contribute to high-quality audits.

We encourage you to contact KPMG with any comments or questions you may have.

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KPMG
cutting through complexity

AUDIT QUALITY AND PROFESSIONAL PRACTICE

Our system of audit quality control: An addendum

Assisting audit committees in meeting NYSE rules on auditor communications

December 2014

kpmg.com

Our system of audit quality control An addendum

Quality control

KPMG LLP (KPMG) maintains a system of audit quality control that is designed to meet or exceed the requirements of applicable professional standards issued by the Public Company Accounting Oversight Board (PCAOB) and the American Institute of Certified Public Accountants (AICPA). The accompanying document, *Our system of audit quality control: Serving the public interest through independence, integrity, ethics, objectivity, professional skepticism, and quality performance*, describes that system and encompasses:

- Leadership responsibilities for quality within KPMG (the "tone at the top")
- Engagement performance
- Relevant ethical requirements, including integrity, objectivity, independence, and confidentiality
- Personnel management
- Acceptance and continuance reviews of entities and engagements
- Monitoring.

KPMG continuously reviews its policies and practices to respond to changes in regulatory and professional requirements.

External regulatory reviews

The PCAOB was established by the Sarbanes-Oxley Act of 2002 (Act) to oversee the audits of public companies in order to protect the interests of investors and further the public interest in the preparation of informative, accurate, and independent audit reports. To assist it in fulfilling its mission, the PCAOB conducts periodic inspections of registered public accounting firms.

KPMG has been subject to 12 periodic PCAOB inspections, including a limited inspection in 2003. The status of the five most recent PCAOB inspections follows:

For its 2014 inspection, the PCAOB selected certain of KPMG's public company audit engagements for review. In addition, the PCAOB completed certain procedures relating to the activities and responsibilities of KPMG's executive and national offices. The PCAOB has not yet released KPMG's 2014 inspection report.

On October 23, 2014, the PCAOB released KPMG's 2013 inspection report. The public portions of the report are available on our Web site, http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx. KPMG expects to submit its response to the nonpublic portion of this report to the PCAOB in September 2015.

The PCAOB released KPMG's 2012 inspection report in August 2013. The public portions of the report are available on our Web site, http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx. KPMG submitted its response to the nonpublic portion of this report to the PCAOB in July 2014.

The PCAOB released KPMG's 2011 inspection report in August 2012. KPMG submitted its response to the nonpublic portion of this report to the PCAOB in August 2013.

The PCAOB released KPMG's 2010 inspection report in November 2011. KPMG submitted its response to the nonpublic portion of this report to the PCAOB in November 2012.

In October 2014, the PCAOB reposted the PCAOB's reports on the 2010 and 2011 inspections of KPMG LLP (the "Reports") and made public portions of Part II of the Reports because the Board determined that the firm had not submitted evidence or otherwise demonstrated that it satisfactorily addressed a quality control criticism within the 12-month periods after the dates of the Reports. The reposted 2010 and 2011 inspection reports are available on our Web site, http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx.

The public portions of the PCAOB's reports do not include information that, under the Act, is considered nonpublic, including any criticisms of a firm's system of quality control. KPMG does not otherwise publicize nonpublic portions of PCAOB inspection reports. However, the firm would be pleased to discuss with our clients significant information contained in the reports and the areas of focus for audit performance improvements.

Internal quality reviews

KPMG conducts an annual internal review of its Audit practice through its Quality Performance Review (QPR) Program. The QPR Program is designed to meet the quality control element of monitoring required by applicable professional standards promulgated by the PCAOB and the AICPA. For the five-year period ended December 31, 2014, our QPR Program did not identify any issues considered to have a material effect on the conduct of KPMG's Audit practice. Like most companies with quality review programs, we identify areas for continuous improvement and address our findings through enhancement of policies, tools, and guidance, where appropriate; other written communications to our professionals; internal training; and periodic partner, manager, and staff meetings. These areas also are emphasized in subsequent years of the QPR Program to assist our audit quality function in assessing our continuous improvement goals.



External peer reviews
KPMG's system of audit quality control for its nonpublic company accounting and auditing practice is subject to external peer review triennially.

PricewaterhouseCoopers LLP issued a report on its most recent external peer review in December 2014. In that report, KPMG received a peer review rating of pass for the year ended March 31, 2014. Under the AICPA's Peer Review Standards, firms may receive a rating of pass, pass with deficiency(ies), or fail.

KPMG's most recent peer review report and the AICPA's acceptance letter of our peer review are public documents and are accessible through our Web site, http://www.kpmg.com/US/en/about/Pages/regulatory-peer-reviews.aspx.

Review action plans
As part of our continuous improvement and quality control efforts, KPMG has a dedicated audit quality function that participates in the development of remedial action plans and monitors the timely implementation, execution, and effectiveness of those plans.

Other inquiries or investigations of audits carried out by the firm
Currently, we are not aware of any inquiry or investigation by governmental or regulatory authorities against KPMG or any of its partners that might have a material adverse effect on KPMG's operations or our ability to fulfill our obligations as independent auditor to the entities we audit.

In the last five years, we believe that inquiries or investigations by governmental or regulatory authorities related to KPMG's Audit practice have not resulted in material revisions to its audit-related quality control or other procedures. However, in resolving certain investigations, the firm agreed to enhance specific areas of its controls and policies. Accordingly, KPMG notes the following:

In January 2014, KPMG and the SEC entered into a settlement of an administrative proceeding against the firm relating to alleged violations by the firm of the auditor independence rules with respect to three public company audit clients, between 2007 and 2011. As part of the settlement, KPMG consented to the entry of an administrative order by the SEC censuring the firm and requiring the payment of disgorgement and a civil monetary penalty totaling approximately $8.2 million. In the years since these matters occurred, KPMG has undertaken, and the settlement obligates the firm to make, certain enhancements to its internal policies and procedures that are designed to enhance the firm's ability to educate, and monitor compliance by, its personnel with respect to applicable independence rules relating to the provision of nonaudit services to SEC audit clients. As a part of the settlement, KPMG agreed to retain an independent consultant acceptable to the staff of the SEC, who determined that the changes have been designed and implemented in a manner reasonably sufficient to achieve the goals summarized above concerning the provision of nonaudit services to SEC audit clients. This settlement is a final resolution of the matter between the SEC and the firm. As is typical in SEC settlements, KPMG neither admits nor denies the allegations against it.

KPMG remains fully committed to ensuring our independence—both in fact and appearance—with respect to all of our audit clients and their affiliates.

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